UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 2)*

Euronav NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerpen

Belgium

Attention: Ludovic Saverys

Chief Financial Officer

Tel: +32 3 247 59 11

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Tel: (212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Maritime Belge NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.07*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saverco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,324,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,324,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,324,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.08**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As to 24,400 Ordinary Shares owned directly by Saverco NV.
**

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,324,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,324,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,324,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.08*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludovic Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,324,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,324,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,324,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.08*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,324,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,324,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,324,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.08%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

CUSIP No. B38564108

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to ordinary shares without par value (the “Ordinary Shares”) of Euronav NV (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022 (the “Original Schedule 13D”, and as amended and supplemented by this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to read as follows:

Since September 14, 2021 until the date of this Schedule 13D, CMB has acquired a total of 20,300,000 Ordinary Shares in a series of transactions at prices ranging from $8.29 to $11.80. As of the date of this Schedule 13D, the source of funds used in these transactions is approximately $138,000,000 from the working capital of CMB, and borrowings of approximately $65,000,000 under the Loan Agreement dated November 10, 2021, as amended (the “Loan Agreement”), by and among CMB, as borrower, Belfius Bank SA/NV (“Belfius”) and KBC Bank NV (“KBC”) as lenders, (the “Lenders”), Belfius and KBC as mandated lead arrangers, and KBC as coordinator, agent and security trustee. Of those transactions, from February 4, 2022 to March 8, 2022, CMB acquired 10,300,000 Ordinary Shares at prices ranging from $8.88 to $11.80 per share for an aggregate purchase price of $106,582,714 (including commissions). Transactions were conducted in both US Dollars and Euros. Transactions conducted in Euros were converted to US Dollars at a conversion rate in effect on the relevant trade date.

The information set forth in Item 6 of this Schedule 13D related to the Loan Agreement is hereby incorporated by reference into this Item 3.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Original Schedule 13d is hereby amended to read as follows:

(a)-(b)

As of the date of this Schedule 13D, CMB directly owns 20,300,000 Ordinary Shares, which represents 10.07% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. CMB has the shared power to vote or direct the vote of 20,300,000 Ordinary Shares. CMB has the shared power to dispose or direct the disposition of 20,300,000 Ordinary Shares.

As of the date of this Schedule 13D, Saverco directly owns 24,400 Ordinary Shares. Saverco may be deemed to beneficially own 20,324,400 Ordinary Shares, which represents 10.08% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. Saverco has the shared power to vote or direct the vote of 20,324,400 Ordinary Shares. Saverco has the shared power to dispose or direct the disposition of 20,324,400 Ordinary Shares.

As of the date of this Schedule 13D, Alexander Saverys owns no Ordinary Shares directly. Alexander Saverys may be deemed to be the beneficial owner of 20,324,400 Ordinary Shares, which represents 10.08% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. Alexander Saverys has the shared power to vote or direct the vote of 20,324,400 Ordinary Shares and the shared power to dispose or direct the disposition of 20,324,400 Ordinary Shares. Alexander Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

As of the date of this Schedule 13D, Ludovic Saverys owns no Ordinary Shares directly. Ludovic Saverys may be deemed to be the beneficial owner of 20,324,400 Ordinary Shares, which represents 10.08% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. Ludovic Saverys has the shared power to vote or direct the vote of 20,324,400 Ordinary Shares and the shared power to dispose or direct the disposition of 20,324,400 Ordinary Shares. Ludovic Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

As of the date of this Schedule 13D, Michael Saverys owns no Ordinary Shares directly. Michael Saverys may be deemed to be the beneficial owner of 20,324,400 Ordinary Shares, which represents 10.08% of the outstanding Ordinary Shares based upon 20,324,400 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. Michael Saverys has the shared power to vote or direct the vote of 20,324,400 Ordinary Shares and the shared power to dispose or direct the disposition of 20,324,400 Ordinary Shares. Michael Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

Except as described above, no Ordinary Shares are beneficially owned by the persons named in Item 2.

(c)

During the past sixty (60) days, CMB purchased Ordinary Shares in a series of open-market transactions. The transaction dates, number of shares purchased, and average prices per share are set forth on Exhibit B hereto.

(d)

To the best knowledge of the Reporting Persons, no other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The second and third paragraphs of Item 6 of the Original Schedule 13D is hereby amended to read as follows:

During November 2021, CMB borrowed an aggregate of $40,000,000 under the Loan Agreement, all of which was repaid in January 2022 out of the working capital of CMB. In March 2022, CMB borrowed $65,000,000 under the Loan Agreement and used the proceeds of the loan to fund, in part, the acquisition of the Ordinary Shares that are the subject of this Schedule 13D. As of the date of this Schedule 13D, the outstanding principal balance under the Loan Documentation is $65,000,000.

In connection with the Loan Agreement, CMB entered into an account pledge agreement (together with the Loan Agreement and each other agreement or instrument delivered pursuant to the foregoing, the “Loan Documentation”). Pursuant to the Loan Documentation, CMB’s obligations under the Loan Agreement are secured by, among other things, a pledge of the securities account in which a portion of the Ordinary Shares are held (the “Margin Securities Account”) and associated ancillary rights.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement
Exhibit B	Information concerning transactions during the past 60 days

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 9, 2022
Dated

COMPAGNIE MARITIME BELGE NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Chief Financial Officer

SAVERCO NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

ALEXANDER SAVERYS

/s/ Alexander Saverys

LUDOVIC SAVERYS

/s/ Ludovic Saverys

MICHAEL SAVERYS

/s/ Michael Saverys